PRESS RELEASE

Banro Provides Update on Note Indenture Consent Solicitation

Toronto, Canada – March 12, 2015 – Banro Corporation ("Banro" or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") reports that, further to its February 27, 2015 press release announcing the Company’s US$100 million financing (the “Financing”), it has mailed to holders of the Company’s outstanding 10% senior secured notes (the “Notes”) a consent solicitation statement and accompanying consent form (the “Consent Documents”). Copies of the Consent Documents have been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov. Copies of the Consent Documents can also be obtained from Banro’s website at www.banro.com.

As previously reported, the completion of the second Twangiza gold forward sale transaction and the Namoya gold streaming transaction is subject to certain amendments (the “Amendments”) being made to the Company’s Note Indenture dated March 2, 2012 (the “Note Indenture”) pursuant to which the Notes were issued and to the related Collateral Trust Agreement in order to secure the gold delivery obligations under the agreements entered into in connection with the Financing. The Amendments require the consent of the holders of a majority of the aggregate principal amount of the Notes outstanding under the Note Indenture. The Company is soliciting the consent of Note holders to the Amendments pursuant to the Consent Documents. In connection with this solicitation and as previously reported, investment funds managed by Gramercy Funds Management LLC (“Gramercy”) and funds under management by BlackRock Investment Management (UK) Limited, which together with Gramercy control in excess of 50% of the aggregate principal amount of the Notes, have entered into support agreements with the Company pursuant to which they have agreed to consent to the Amendments in respect of their Notes. The Company’s financial advisor, CIBC World Markets Inc., is acting as solicitation agent with respect to the solicitation.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements. This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the second Twangiza gold forward sale and the Namoya gold streaming transactions and the anticipated effect of the said transactions on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the second Twangiza gold forward sale and the Namoya gold streaming transactions, and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit the Banro website at www.banro.com, or contact:
Naomi Nemeth, Banro Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, IR@banro.com, and follow Banro on Twitter @banrocorp.